Southern
Missouri
BANCORP



ANNUAL REPORT 2019

FINANCIAL SUMMARY

	2019	2018	CHANGE (%)
EARNINGS (dollars in thousands)			
Net interest income	$ 72,782	$ 62,383	16.7
Provision for loan losses	2,032	3,047	-33.3
Noninterest income	15,170	13,871	9.4
Noninterest expense	49,969	44,475	12.4
Income taxes	7,047	7,803	-9.7
Net income	28,904	20,929	38.1
PER COMMON SHARE			
Net income:			
Basic	$ 3.14	$ 2.40	30.8
Diluted	3.14	2.39	31.4
Closing market price	34.83	39.02	-10.7
Cash dividends declared	0.52	0.44	18.2
AT YEAR-END (dollars in thousands)			
Total assets	$ 2,214,402	$ 1,886,115	17.4
Loans, net of allowance	1,846,405	1,563,380	18.1
Reserves as a percent of nonperforming loans	95%	199%	
Deposits	$ 1,893,695	$ 1,579,902	19.9
Stockholder's equity	238,392	200,694	18.8
FINANCIAL RATIOS			
Return on average shareholder equity	13.13%	11.30%	
Return on average assets	1.38	1.17	
Net interest margin	3.78	3.78	
Efficiency ratio	56.97	58.58	
Allowance for loan losses to loans	1.07	1.15	
Equity to average assets at year-end	11.36	11.18	
OTHER DATA[1]			
Common shares outstanding	9,289,308	8,996,584	
Common shares outstanding for book value calculation[2]	9,261,058	8,967,884	
Average common and dilutive shares outstanding	9,203,909	8,745,522	
Full-time equivalent employees	454	393	
Assets per employee *(in thousands)*	$ 4,878	$ 4,799	
Banking offices	47	41	



$1.79
$1.98
$2.07
$2.39
$3.14
2015
2016
2017
2018
2019

DILUTED EARNINGS PER SHARE



$0.34
$0.36
$0.40
$0.44
$0.52
2015
2016
2017
2018
2019

CASH DIVIDENDS PER SHARE



$15.30
$17.02
$20.19
$22.38
$25.74
2015
2016
2017
2018
2019

BOOK VALUE PER SHARE

(1) Other data is as of year-end, except for average shares.
(2) Excludes unvested restricted stock award shares.

Dear Shareholder,

In fiscal 2019, Southern Missouri Bancorp completed its third acquisition in the last 25 months, reported continued improvements in profitability as it recognized the full benefit of federal corporate income tax reform, posted stable core margins in a volatile market rate environment, booked solid organic loan growth, continued core deposit growth after a slow start to the fiscal year, and generated strong growth in its capital base, some of which was deployed through acquisition.

Southern Missouri Bancorp, Inc. ("the Company" or "SMBC") was pleased to report net income available to common shareholders of $28.9 million for fiscal 2019, an increase of $8.0 million, or 38.1%, over fiscal 2018. The Company's return on average common equity was 13.1%, and its return on average assets was 1.38% for fiscal 2019, as compared to 11.3% and 1.17%, respectively, for fiscal 2018.

RETURN ON COMMON EQUITY EXCEEDS THAT OF PEER[1] BANKS

Return on common equity increased for fiscal 2019 as the Company saw the full benefit of federal corporate income tax reform, offsetting higher levels of capital.


Return on Average Common Equity
12.5%
12.3%
11.7%
11.3%
13.1%
9.3%
8.8%
9.1%
8.0%
10.1%
Dec. 2014
June 2015
Dec. 2015
June 2016
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
SMBC
peer

The Company saw net increases in purchase accounting benefits reported on acquired loan and deposit portfolios, as decreases from the fiscal 2015 acquisition of Peoples Bank of the Ozarks ("Peoples") were more than offset by new benefits resulting from the mid-fiscal 2019 acquisition of Gideon Bancshares Company and its subsidiary, First Commercial Bank ("Gideon"), and a relatively small increase resulting from the full-year effect of the mid-fiscal 2018 acquisition of Southern Missouri Bancshares, Inc., and its subsidiary Southern Missouri Bank of Marshfield ("SMB-Marshfield"). Benefits reported as a result of the fiscal 2017 acquisition of Tammcorp, Inc., and its subsidiary Capaha Bank ("Capaha"), were only slightly decreased. In total, these benefits increased net interest income (pre-tax) by $2.9 million in fiscal 2019, as compared to $2.3 million in the prior fiscal year. Fiscal 2019 results included $829,000 (pre-tax) in merger-related expenses, as compared to $925,000 in the prior fiscal year.

Net interest income improved 16.7%, as our average earning asset balances increased by 16.6%, while net interest margin was unchanged. Average earning asset balance growth was due in part to the mid-fiscal 2019 Gideon acquisition and the full-year effect of the mid-fiscal 2018 SMB-Marshfield acquisition. Purchase accounting benefits from our three most recent acquisitions, noted above, contributed 15 basis points to net interest margin in fiscal 2019, as compared to 14 basis points in the prior fiscal year.

Noninterest income increased 9.4%, and continued to be attributable in part to our growth through acquisitions. The increase consisted of higher bank card interchange income, deposit account service charges, loan servicing fees, and earnings on bank-owned life insurance (BOLI), which increased in part due to a nonrecurring $346,000 benefit. The increases were partially offset by lower loan servicing fees, loan origination and other loan fees, and gains on the sale of available-for-sale securities.

[1]Peer data is based on the median year-end figures (December) reported by S&P Global Market Intelligence for publicly-traded commercial banks and thrifts with assets of $1 billion to $3 billion as of December 31, 2018, headquartered in Missouri, Arkansas, Illinois, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

Noninterest expense increased 12.4%, also due in part to our growth through acquisitions, as we saw increases in compensation expenses, occupancy expenses, bank card network expense, amortization of core deposit intangibles, deposit insurance premiums, and other operating expenses, partially offset by decreases in legal and professional fees, as the increase was net of the small reduction in merger-related charges noted above.

The Company saw continued improvement in its efficiency ratio for the year, as noninterest expenses grew at a slower rate than our organic and acquisitive earning asset growth, while net interest margin was stable. Noninterest income growth lagged for the year.


Efficiency Ratio
73.1%
71.8%
70.6%
64.9%
66.4%
58.5%
57.6%
61.5%
58.6%
57.0%
Dec. 2014
June 2015
Dec. 2015
June 2016
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
SMBC
peer
EFFICIENCY IMPROVES, REMAINS AHEAD OF PEERS
M&A expenses were modestly reduced, as noninterest expenses increased at a contained rate.

Organic loan growth improved in fiscal 2019, compared to the prior year, as net loans increased $283 million, or 18.1%, inclusive of the November 2018 Gideon acquisition, which contributed $144 million in loans at fair value as of the acquisition date. Inclusive of these acquired loans, growth consisted primarily of increases in commercial real estate, commercial loans, and residential real estate loans.

Core deposits grew more slowly in fiscal 2019, as compared to the prior year, as our total growth of $314 million, or 19.9%, included the contribution of $171 million from the Gideon acquisition, as well as an increase in traditional brokered deposit funding of almost $40 million. Total public unit deposits increased only slightly, excluding those deposits assumed in the Gideon acquisition. We utilized reciprocal deposit programs to a larger degree for our non-public customers, with an increase in that program from individuals, partnerships, and corporations of $41 million. At fiscal year end, we had placed deposits of $186 million through reciprocal programs, with $120 million attributable to public units, where the program is used as an alternative to pledging collateral.


TOTAL ASSETS
(Dollars in millions)
$1,300
$1,404
$1,708
$1,886
$2,214
2015
2016
2017
2018
2019
TOTAL LOANS,
net of allowance for loan losses
(Dollars in millions)
$1,053
$1,135
$1,398
$1,563
$1,846
2015
2016
2017
2018
2019
TOTAL DEPOSITS
(Dollars in millions)
$1,055
$1,121
$1,456
$1,580
$1,894
2015
2016
2017
2018
2019
LONG-TERM GROWTH IN LOANS, DEPOSITS, AND TOTAL ASSETS
Loan growth was strong in fiscal 2019, while deposit growth was more challenging; growth was again supplemented by acquisitions.

On a core basis, excluding traditional brokered deposits, public unit deposits, and the Gideon acquisition, and evaluating monthly average balances, core nonmaturity deposit growth dropped to 3.4% for fiscal 2019, down from 6.2% in fiscal 2018. Measured similarly, core certificate of deposit growth improved in fiscal 2019, as monthly average balances improved 16.0% in fiscal 2019, up from 7.4% in fiscal 2018, as depositors continued to show preference for CDs as rates were higher throughout the fiscal year.

The Company reported nonperforming assets of $24.8 million, or 1.12% of total assets, at June 30, 2019, as compared to $13.1 million, or 0.69% of total assets, at the previous fiscal year end. Nonperforming loans (NPLs) were 1.13% of gross loans at June 30, 2019, as compared to 0.58%, at the prior fiscal year end. These credit quality statistics were negatively impacted by the Gideon acquisition, which included NPLs of $10.2 million, at fair value, as of June 30, 2019, down slightly from the date of acquisition. The NPLs acquired in the Gideon acquisition are recorded at the Company's best estimate of fair value as of the acquisition date, and management expects to see resolution of some of these acquired NPLs in the coming fiscal year. Net charge-offs for fiscal 2019 remained low, at 0.02% of average loans outstanding, unchanged from fiscal 2018.

PROBLEM ASSET LEVELS INCREASED

Nonperforming asset levels increased as a percentage of average assets, as the bank acquired a number of NPAs in the Gideon acquisition.


Non-performing Assets Ratio
1.31%
1.00%
0.67%
0.59%
0.52%
0.64%
0.64%
0.37%
0.69%
1.12%
Dec. 2014
June 2015
Dec. 2015
June 2016
Dec. 2016
June 2017
Dec. 2017
June 2018
Dec. 2018
June 2019
SMBC
peer

Book value per common share at June 30, 2019, was $25.74, an increase of 15.0% from June 30, 2018. Tangible book value per common share, a non-GAAP measure, improved 15.2%, to $23.22 at June 30, 2019. Despite improvements in our book value and earnings per share, however, our closing stock price at the end of the fiscal year was $34.83, down 10.7% from $39.02 at the previous fiscal year end. Over that same period, the SNL U.S. Bank and Thrift Index reported a decline of 4.4%, while the S&P 500 increased 8.2%. Still, assuming dividends had been reinvested, our total shareholder return over the five years ended June 30, 2019, has been 110.5%, while the SNL U.S. Bank and Thrift Index has returned 56.0%, and the S&P 500 has returned 66.3%.

Our dividends paid during fiscal 2019 represented a 1.5% return on our closing stock price on the final day of the fiscal year, as well as on our average closing stock price for fiscal 2019. In July 2019, the board was pleased to increase our dividend by 15.4%, to $0.15 per quarter, effective with the August 2019 payment.

The Company's capital base was little changed on net in fiscal 2019, as the Gideon acquisition consideration was comprised of 50% cash, but was offset by earnings retention in excess of organic asset growth. We ended fiscal 2019 with a ratio of tangible common equity to tangible assets (TCE/TA) of 9.82%, up 14 basis points from 9.68% a year earlier. Regulatory risk-based and leverage ratios, meanwhile, showed slight declines from the prior fiscal year end, as we did report larger increases in risk-based assets and average assets for the June quarter, but the capital ratios increased notably in the six months following the Gideon acquisition.

In fiscal 2020, we will continue to work to integrate recent acquisitions, reduce problem assets and streamline operations, while focusing on loan and deposit pricing to attempt to maintain margin in what appears set to be a less favorable yield curve environment. We will continue to evaluate continued growth opportunities with the ultimate goal of enhancing long-term shareholder value. Technology spending will pressure our efficiencies in the coming year, but leave us better positioned to respond nimbly to acquisition needs, disasters, or needs for enhancements in product availability.

While we were very pleased with our level of organic loan growth in fiscal 2019, we expect that 2020 will be a more challenging year as we attempt to maintain pricing and underwriting discipline as the economy appears to be slowing. After a tough beginning to fiscal 2019, deposit growth increased in the second half, and we are working to increase our focus on development of core deposits in the new fiscal year.

Our Company always asks a lot of our talented team members, and I am very appreciative of their efforts over the last two fiscal years integrating three acquisitions and carrying out other initiatives all while continuing to post strong yearly organic growth. As always, we are grateful to our loyal customers in the communities we serve for the opportunity to meet the financial needs of their businesses, farms, and households. And finally, we are thankful to you, our shareholders, for your investment and continued confidence in Southern Missouri.

Sincerely,



Greg Steffens
President and Chief Executive Officer
Southern Missouri Bancorp, Inc.

DIRECTORS

L. Douglas Bagby
Chairman of the Board;
Retired City Manager, City of Poplar Bluff

Greg A. Steffens
President & CEO,
Southern Missouri Bancorp, Inc.

Dennis C. Robison
President,
Robison Farms, Inc.

Sammy A. Schalk
Vice-Chairman of the Board;
President, Gamblin Lumber Company

Rebecca M. Brooks
Financial Manager,
McLane Transport

David J. Tooley
Retired President & CEO,
Metropolitan National Bank

Ronnie D. Black
Retired Executive Director,
General Association of General Baptists

Charles R. Love
Certified Public Accountant,
Kraft, Miles & Tatum

Todd E. Hensley
Investor/Former Chairman,
Peoples Bank of the Ozarks

John A. Abercrombie
Retired Chairman, President & CEO,
Capaha Bank

EXECUTIVE OFFICERS

Greg A. Steffens
President
Chief Executive Officer

Kimberly A. Capps
Executive Vice President
Chief Operations Officer

Matthew T. Funke
Executive Vice President
Chief Financial Officer

Lora L. Daves
Executive Vice President
Chief Risk Officer

Justin G. Cox
Executive Vice President
Regional President

Mark E. Hecker
Executive Vice President
Chief Credit Officer

Rick A. Windes
Executive Vice President
Chief Lending Officer

Brett A. Dorton
Executive Vice President
Chief Strategies Officer

Southern
Missouri
BANCORP

PLEASE JOIN US

at our 2019 Annual Meeting, where shareholders will hear management review this year's performance in detail.

ANNUAL MEETING

Monday, October 28, 2019 at 9:00 a.m.
To be held at our headquarters facility, located at:
2991 Oak Grove Road
Poplar Bluff, Missouri

Southern Missouri Bancorp, Inc.

offers community banking services in Missouri, Arkansas, and Illinois through its single bank subsidiary, Southern Bank. Southern Bank is...

Accessible Southern Bank is always accessible through our branches, website, mobile applications, ATMs and ITMs.

Dynamic We are charismatic and progressive. We grow and adapt to meet the ever-changing needs of our customers and communities.

Innovative We are unconventional pioneers. We offer cutting edge products, like Kasasa, to help our customers put their hard-earned money to work.

Competitive We are as ambitious and driven as the people we serve. We offer the same quality products of mega bank chains without losing personal service or outsourcing decisions.

Rooted Our culture is rooted in more than 130 years of impeccable customer service, superior products, and philanthropy.

Involved We believe that our personal investment in the lives of our customers and in the communities we serve is just as important as our financial investments.

Southern Missouri Bancorp, Inc.
2991 Oak Grove Road | Poplar Bluff, Missouri 63901
(573) 778.1800
www.bankwithsouthern.com